MedPro Safety Products, Inc.
817 Winchester Road, Suite 200
Lexington, Kentucky 40505

July 1, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-4561

Attention:	Gary Todd
Senior Review Accountant

Re:	MedPro Safety Products, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Forms 10-Q/A for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and
September 30, 2008
Form 10-Q for Fiscal Quarter ended March 31, 2009
(File No. 000-52077)

Dear Mr. Todd:

MedPro Safety Products, Inc. hereby acknowledges that:

•	MedPro Safety Products, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	MedPro Safety Products, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (859) 225-5375 or our counsel, Alan K. MacDonald of Frost Brown Todd LLC (telephone 502.568.0277) if you have any questions or require any further information with respect to these matters.

Sincerely,

/s/ Marc T. Ray

Marc T. Ray
Chief Financial Officer